SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

                   Serono S.A.
(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
                                    Switzerland
(Address of Principal Executive Offices)

                                                                   1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F✓   Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Media Release

FOR RELEASE July 19, 2005, 4.01 pm Eastern Time

SERONO DELIVERS STRONG SECOND QUARTER RESULTS - Excellent Rebif® performance with sales up 26.6% to $326 million -

Rockland, MA, July 19, 2005 - Serono (virt-x: SEO and NYSE: SRA), the third largest biotechnology company in the world, today reported its second quarter results for the period ended June 30, 2005.

Key Points for Second Quarter 2005

●	Total revenues up 15.2% to $676.8m (up 12.5% in local currencies) and product sales up 13.5% to $611.5m (up 10.9% in local currencies)
●	Reported net income up 32.5% to $175.1m (up 31.5% in local currencies) with underlying net income* up 13.7% to $150.3m
●	Basic EPS up 41.1% to $12.02 per bearer share and $0.30 per ADS with underlying EPS* up 21.1% to $10.32 per bearer share and $0.26 per ADS
●	Very strong Rebif® performance with global sales up 26.6% to $326 million and record US market share (TRx of 19.0% and NRx of 22.8%)
●	Strategic alliance with Priority Healthcare in Reproductive Health in the USA
●	Mylinax® in a strong position in the race for the first marketed oral MS therapy
●	New R&D collaborations - PhenoptinTM from BioMarin, HuMax-TAC from Genmab, anti-CD3 and anti-IFN gamma from NovImmune
●	Positive credit ratings issued by Moody’s: A3 and Standard & Poor’s: A-

“In the US, Rebif®’s market share gains are accelerating with latest data showing record levels, and our strategic alliance in the Reproductive Health area is very exciting,” said Ernesto Bertarelli, Chief Executive Officer of Serono. “Given recent newsflow regarding several other potential oral MS therapies, Mylinax® is clearly in a strong position in the race to be the first marketed oral MS treatment.”

“We had a fruitful quarter with respect to R&D collaborations, with the conclusion of three new agreements,” said Stuart Grant, Chief Financial Officer of Serono. “Rebif®’s continued strong performance, coupled with improvements in operating leverage, give us confidence to deliver our guidance**  for the full year.”

___________________________________

* Q2 2005 non-IFRS earnings measure excludes a $30.0m ($28.5m after-tax) gain on sale of investment in Celgene and a $3.7m write-down of investment in CancerVax and is provided in order to permit assessment of the performance of the company's underlying business for the quarter

** Full year 2005 “adjusted” earnings guidance excludes an exceptional charge of $725.0m ($660.5m after-tax) related to previously reported US Attorney’s Office investigation of Serostim®, a $30m ($28.5m after-tax) gain on sale of investment in Celgene and a $8.4m write-down of investment in CancerVax

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Financial Performance

Total revenues increased by 15.2% to $676.8m in the second quarter of 2005 (Q2 2004: $587.6m), or 12.5% in local currencies. Product sales grew 13.5% to $611.5m (Q2 2004: $538.6m), or 10.9% in local currencies. Royalty and license income increased by 33.3% to $65.3m (Q2 2004: $49.0m), continuing to provide a substantial revenue stream derived from Serono’s extensive and diverse intellectual property portfolio.

Total operating expenses increased by 14.3% to $509.5m in the second quarter of 2005 (Q2 2004: $445.7m), or 11.3% in local currencies. This slower growth rate of operating expenses represents an improvement over the previous two quarters and reflects ongoing enhancements of operational efficiencies.

Gross margin increased to 87.8% of product sales (Q2 2004: 86.6%), as a result of continuing manufacturing improvements. Serono’s ability to optimize cost of product sales over the years has resulted in one of the highest gross margins in the biotechnology sector.

Selling, General and Administrative expenses were $222.5m, in line with the first quarter of 2005, an increase of 15.2% (Q2 2004: $193.1m). This increase is primarily related to the Rebif® share of voice expansion program and the ongoing launch of Raptiva®.

Research and Development expenses were $145.8m (Q2 2004: $123.2m). R&D expenses increased by 18.4% from the second quarter of 2004 reflecting the company’s expansion into oncology projects, including Canvaxin™ and adecatumumab currently in Phase III and Phase II trials respectively as well as the roll-out of a Phase III trial with Mylinax® in relapsing forms of multiple sclerosis.

Other operating expenses were $66.7m (Q2 2004: $57.3m), incorporating expenses of $4.8m related to stock options in accordance with the IFRS 2 accounting change. The increase in operating expenses was primarily driven by increases in royalty expenses.

Operating income increased by 17.9% to $167.3m, leading to an improved operating leverage with a margin of 24.7% of total revenues (Q2 2004: $141.9m or 24.1% of total revenues).

Net financial income was $9.1m (Q2 2004: $15.3m).

An exceptional gain of $30.0m was recorded in the second quarter resulting from the sale of an equity holding in Celgene, Inc. Additionally, an unrealized loss of $3.7m was recorded in accordance with IAS 38 revised to reflect the impairment in value of our equity stake in CancerVax.

Net income was up 32.5% to $175.1m (Q2 2004: $132.2m), or 31.5% in local currencies. Underlying net income*  was up 13.7% to $150.3m.

Basic earnings per share were up 41.1% to $12.02 per bearer share and $0.30 per ADS. Underlying EPS*  were up 21.1% to $10.32 per bearer share and $0.26 per ADS.

_________________________

* Q2 2005 non-IFRS earnings measure excludes a $30.0m ($28.5m after-tax) gain on sale of investment in Celgene and a $3.7m write-down of investment in CancerVax and is provided in order to permit assessment of the performance of the company's underlying business for the quarter

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For the first six months, net cash flow from operating activities before change in working capital was $354.1m (H1 2004: $338.9m), or $177.1m after change in working capital (H1 2004: $252.1m), reflecting milestone payments made in the first quarter of 2005 relating to agreements signed in 2004 with CancerVax and Micromet and timing of tax payments.

As of June 30, 2005, there were 14,569,355 outstanding equivalent bearer shares of Serono SA, net of treasury shares.

Serono recently received positive credit ratings issued by Moody’s and Standard & Poor’s, of A3 and A- respectively. These positive external credit ratings confirm the company’s underlying strength and business prospects, positions Serono well against its peer group, and demonstrates the company’s low risk profile with a stable outlook.

Full Year 2005 Outlook

In 2005, Serono continues to expect that product sales will grow between 10% and 15%, leading to total revenues of at least $2.6 billion, based on currency exchange rates prevailing on February 1st 2005, when guidance was issued.

“Adjusted” net income is expected to be between $520m and $540m, as first communicated on February 1st 2005, based on currency exchange rates prevailing when guidance was issued. This outlook does not include expenses related to any new business development transactions or other exceptional items in 2005. To date known adjustments include an exceptional charge of $725.0m ($660.5m after-tax) related to previously reported US Attorney’s Office investigation of Serostim®, a $30m ($28.5m after-tax) gain on sale of investment in Celgene, and an $8.4m write-down of investment in CancerVax. Therefore the 2005 IFRS earnings guidance is a net loss of between $100m and $120m.

Therapeutic Areas Review

In the second quarter of 2005, sales of Rebif® were up 26.6% (22.9% in local currencies) to $326.0m (Q2 2004: $257.5m). Rebif® leads the MS market outside the US with sales increasing by 22.3% to $229.8m (Q2 2004: $187.9m), or 17.5% in local currencies. Sales in the US were up 38.3% to $96.2m in the second quarter and Rebif® ended the quarter with record market share. US rolling 4-week total prescription share of Rebif® was 19.0%, with new prescription share of 22.8%.

Gonal-f® sales were stable (-0.7% or -2.8% in local currencies) at $149.9m (Q2 2004: $150.9m). Gonal-f® delivered double-digit growth outside of the US due to successful roll-out of the Gonal-f® FbM pre-filled pen, but sales continued to be impacted by pricing pressure from a competitor in the US. On June 14, Serono and Priority Healthcare Corporation announced the formation of a strategic alliance, under which both companies offer the US fertility marketplace expanded and unprecedented services and support to consumers, patients, healthcare providers and managed care organizations.

Growth hormone sales increased by 8.1% (6.1% in local currencies) to $71.1m (Q2 2004: $65.8m). Saizen® sales increased by 21.2% (17.8% in local currencies) to $53.6m (Q2 2004: $44.2m), due to the devices and services provided to patients and physicians. As a result of continued reimbursement constraints, Serostim® sales decreased by 19.5% to $17.3m (Q2 2004: $21.5m).

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Sales of Raptiva®, the first-to-market biological treatment for psoriasis in the European Union, were $7.4m in the second quarter (Q2 2004: $0.2m). Reimbursement negotiations in the major European markets have been concluded in only nine months since its approval in the EU. Raptiva® was launched in Spain in June, and is planned to be introduced in France and Italy in the third quarter.

Regional Sales

European sales increased by 23.6% (18.3% in local currencies) to $277.6m (Q2 2004: $224.6m). North American sales grew by 3.7% to $216.6m (Q2 2004: $208.8m). In the rest of the world, sales grew by 11.4% (9.5% in local currencies) to $117.3m (Q2 2004: $105.3m).

R&D News

In the second quarter Serono made good progress with respect to its strategy of strengthening its pipeline through R&D collaborations with the conclusion of in-licensing agreements with Genmab, BioMarin and NovImmune in May 2005.

Serono signed a worldwide agreement with GenMab A/S to develop and commercialize HuMax-TAC, a fully human monoclonal antibody targeting the TAC antigen (CD25, the interleukin-2 receptor alpha subunit (IL-2Ra)) which is overexpressed by activated T-cells. By binding the TAC antigen, HuMax-TAC inhibits the proliferation of T-cells and so may have therapeutic potential in the treatment of T-cell mediated diseases, such as autoimmune disorders, inflammatory and hyperproliferative skin disorders, as well as transplant rejection.

Serono entered a strategic alliance with BioMarin Pharmaceutical Inc. to develop and commercialize Phenoptin and Phenylase in all territories outside the United States and Japan. Both products have shown potential in the treatment of phenylketonuria, a rare inherited metabolic disease with detrimental neurological effects for patients. This collaboration has the potential to leverage Serono’s existing metabolic endocrinology sales and marketing infrastructure.

Serono commenced an exclusive worldwide collaboration to develop and commercialize two of NovImmune’s fully human monoclonal antibodies, NI-0401 (anti-CD3), and NI-0501 (anti-IFN-gamma), which may have therapeutic potential in a broad range of autoimmune diseases.

Conference Call and Webcast

Serono will hold a conference call on July 20th, 2005, starting at 11:00 am US Eastern Time (17:00 Central European Time) during which Serono Management will present the Company's Second Quarter 2005 Results. To join the telephone conference please dial 1 866 291 4166 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere). The event will also be relayed by live audio webcast, which interested parties may access via Serono's Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event and will be available for replay following the event.

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###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of government investigations and litigation and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22
http://www.serono.com	Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:	Investor Relations:
Tel. +1 781 681 2340	Tel. +1 781 681 2552
Fax: +1 781 681 2935	Fax: +1 781 681 2912
http://www.seronousa.com

On the following pages, there are:
w	Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 6 months ended June 30, 2005 and 2004.
w
Consolidated statements of income for the 3 and 6 months ended June 30, 2005 and 2004; the consolidated balance sheets as of June 30, 2005 and December 31, 2004; the consolidated statements of equity as of June 30, 2005 and 2004; the consolidated statements of cash flows for the 6 months ended June 30, 2005 and 2004; the selected explanatory notes to the consolidated financial statements; and a reconciliation of "adjusted" earnings guidance to IFRS earnings guidance for the year ended December 31, 2005. These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

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Sales by theraputic area

	Three Months Ended June 30, 2005			Three Month Ended June 30,2004
	$ million	% of sales	% change $	$ million	% of sales
Neurology	331.6	54.2%	24.4%	266.6	49.5%
Reproductive Health	179.8	29.4%	(0.6%)	180.8	33.6%
Growth & Metabolism	71.1	1 1 .6%	8.1%	65.8	12.2%
Dermatology	7.4	1 .2%	4739.2%	0.2	0.0%
Others	21.6	3.6%	(14.4%)	25.2	4.7%

Total sales (US$ million)	$611.5	100%	13.5%	$538.6	100%

Sales by geographic region

	Three Months Ended June 30, 2005			Three Months Ended June 30, 2004
	$ million	% of sales	% change $	$ million	% of sales
Europe	277.6	45.4%	23.6%	224.6	41 .7%
North America	216.6	35.4%	3.7%	208.8	38.8%
Latin America	32.4	5.3%	12.7%	28.7	5.3%
Others	84.9	13.9%	10.9%	76.5	14.2%

Total sales (US$ million)	$611.5	100%	13.5%	$538.6	100%

Sales by theraputic area

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	$ million	% of sales	% change $	$ million	% of sales
Neurology	629.4	54.1%	18.3%	532.1	50.4%
Reproductive Health	345.3	29.7%	(1 .6%)	351.0	33.3%
Growth & Metabolism	137.5	1 1 .8%	7.4%	128.0	12.1%
Dermatology	11.8	1 .0%	41 71 .9%	0.3	0.0%
Others	38.9	3.4%	(11.4%)	43.9	4.2%

Total sales (US$ million)	$1,162.9	100%	10.2%	$1,055.3	100%

Sales by geographic region

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	$ million	% of sales	% change $	$ million	% of sales
Europe	542.5	46.6%	17.0%	463.5	43.9%
North America	401.4	34.5%	3.1%	389.3	36.9%
Latin America	61.9	5.3%	12.4%	55.1	5.2%
Others	157.1	13.6%	6.6%	147.4	14.0%

Total sales (US$ million)	$1,162.9	100%	10.2%	$1,055.3	100%

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TOP TEN PRODUCTS

		Three Months Ended June 30, 2005			Three Months Ended June 30, 2004

	*TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	326.0	53.3%	26.6%	257.5	47.8%
Gonal-f®	RH	149.9	24.5%	(0.7%)	150.9	28.0%
Saizen®	Growth	53.6	8.8%	21.2%	44.2	8.2%
Novantrone®	MS/Oncology	18.3	3.0%	(22.4%)	23.6	4.4%
Serostim®	Wasting	17.3	2.8%	(19.5%)	21.5	4.0%
Raptiva®	Dermatology	7.4	1.2%	4739.2%	0.2	0.0%
Crinone®	RH	6.5	1.1%	43.3%	4.5	0.8%
Ovidrel®	RH	6.3	1.0%	45.5%	4.4	0.8%
Cetrotide®	RH	6.2	1.0%	(3.5%)	6.4	1.2%
Metrodin-HP®	RH	4.1	0.7%	(7.9%)	4.5	0.8%

		Six Months Ended June 30, 2005			Six Months Ended June 30, 2004

	*TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	618.8	53.2%	19.7%	517.1	49.0%
Gonal-f®	RH	287.9	24.8%	(0.1%)	288.3	27.3%
Saizen®	Growth	101.4	8.7%	19.5%	84.8	8.0%
Serostim®	Wasting	35.5	3.1%	(17.3%)	43.0	4.1%
Novantrone®	MS/Oncology	34.3	2.9%	(11.8%)	38.9	3.7%
Cetrotide®	RH	12.4	1.1%	(2.3%)	12.7	1.2%
Crinone®	RH	12.1	1.0%	34.0%	9.0	0.9%
Ovidrel®	RH	12.1	1.0%	45.9%	8.3	0.8%
Raptiva®	Dermatology	11.8	1.0%	4171.9%	0.3	0.0%
Metrodin-HP®	RH	7.3	0.6%	(1.6%)	7.4	0.7%

* Therapeutic Areas

RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

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Consolidated Income Statements
Six months ended June 30	2005* US$'000	% of Revenues	% change	2004* US$'000	% of Revenues

Revenues
Product sales	1,162,900		10.2%	1,055,335
Royalty and license income	115,237		29.0%	89,360
Total Revenues	1,278,137	100.0%	11.7%	1,144,695	100.0%
Operating Expenses
Cost of product sales	133,995			147,851
% of Sales	11.5%			14.0%
Selling, general and administrative	437,115	34.2%	15.9%	377,253	33.0%
Research and development	302,059	23.6%	21.1%	249,379	21.8%
Exceptional litigation expense and related costs	725,000	56.7%	-	-	-
Other operating expense, net	130,512	10.2%	15.2%	113,251	9.9%
Total Operating Expenses	1,728,681	135.3%	94.7%	887,734	77.6%
Operating (Loss) / Income	(450,544)	(35.3%)	(275.3%)	256,961	22.4%
Financial income, net	15,964		(34.5%)	24,380
Other income, net	22,280			64
Total Non Operating Income, net	38,244			24,444
(Loss) / Income Before Taxes and Minority Interests	(412,300)	(32.3%)	(246.5%)	281,405	24.6%
Taxes	(20,434)			45,772
(Loss) / Income Before Minority Interests	(391,866)			235,633
Minority interests	759			(1,611)
Net (Loss) / Income	(392,625)	(30.7%)	(265.5%)	237,244	20.7%

The accompanying selected explanatory notes form an integral part of these financial statements.

* Unaudited

	2005	* * Proforma 2005	% Change	2004	* * Proforma 2005 % Change
Basic (Loss) / Earnings per Share (in U.S. dollars)
- Bearer shares	(26.96)	17.01	(277.8%)	15.16	12.2%
- Registered shares	(10.78)	6.81	(277.8%)	6.07	12.2%
- American depositary shares	(0.67)	0.43	(277.8%)	0.38	12.2%

Diluted (Loss) / Earnings per Share (in U.S. dollars)
- Bearer shares	(26.96)	16.99	(278.1%)	15.13	12.2%
- Registered shares	(10.78)	6.79	(278.1%)	6.05	12.2%
- American depositary shares	(0.67)	0.42	(278.1%)	0.38	12.2%

Proforma net income excluding exceptional litigation expense, gain on sale of investment in Celgene and write down of investment in CancerVax**;
Net (Loss) / Income	(392,625)	(30.7%)	(265.5%)	237,244	20.7%
Litigation expense and related costs	725,000			-
Tax impact on litigation expense and related costs	(64,525)			-
Gain on sale of investment in Celgene	(29,963)			-
Tax impact on gain on sale of investment in Celgene	1,439			-
Impairment loss on investment in CancerVax	8,440			-
Net Income without exceptional items	247,766	19.4%	4.4%	237,244	20.7%

** Non-IFRS financial measure included in order to permit assessment of the performance of the company's underlying business for the period.

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Consolidated Income Statements

Three months ended June 30	2005* US$'000	% of Revenues	% change	2004* US$'000	% of Revenues

Revenues
Product sales	611,487		13.5%	538,622
Royalty and license income	65,269		33.3%	48,981
Total Revenues	676,756	100.0%	15.2%	587,603	100.0%
Operating Expenses
Cost of product sales	74,525		3.2%	72,182
% of Sales	12.2%			13.4%
Selling, general and administrative	222,466	32.9%	15.2%	193,050	32.9%
Research and development	145,785	21.5%	18.4%	123,180	21.0%
Other operating expense, net	66,688	9.9%	16.4%	57,293	9.8%
Total Operating Expenses	509,464	75.3%	14.3%	445,705	75.9%
Operating Income	167,292	24.7%	17.9%	141,898	24.1%
Financial income, net	9,077		(40.9%)	15,346
Other income, net	26,568			60
Total Non Operating Income, net	35,645			15,406
Income Before Taxes and Minority Interests	202,937	30.0%	29.0%	157,304	26.8%
Taxes	27,626			25,742
Income Before Minority Interests	175,311			131,562
Minority Interests	187			(637)
Net Income	175,124	25.9%	32.5%	132,199	22.5%

The accompanying selected explanatory notes form an intergral part of these financial statements.

* Unaudited
	2005	* * Proforma 2005	% Change	2004	* * Proforma 2005 % Change
Basic Earnings per Share (in U.S. dollars)
- Bearer shares	12.02	10.32	41.1%	8.52	21.1%
- Registered shares	4.81	4.13	41.1%	3.41	21.1%
- American depositary shares	0.30	0.26	41.1%	0.21	21.1%

Diluted Earnings per Share (in U.S. dollars)
- Bearer shares	11.90	10.25	40.2%	8.49	20.8%
- Registered shares	4.76	4.10	40.2%	3.40	20.8%
- American depositary shares	0.30	0.26	40.2%	0.21	20.8%

Proforma net income excluding exceptional gain on sale of investment in Celgene and write down of investment in CancerVax**:
Net Income	175,124	25.9%	32.5%	132,199	22.5%
Gain on sale of investment in Celgene	(29,963)			-
Tax impact on gain on sale of investment in Celgene	1,439			-
Impairment loss on investment in CancerVax	3,740			-
Net Income without exceptional items	150,340	22.2%	13.7%	132,199	22.5%

** Non-IFRS financial measure included in order to permit assessment of the performance of the company's underlying business for the period.

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Consolidated Balance Sheets

As of	June 30, 2005 *	December 31 , 2004
	US$'000	US$'000
Assets
Current Assets
Cash and cash equivalents	747,744	275,979
Short-term financial assets	582,328	784,999
Trade accounts receivable	410,211	427,935
Inventories	275,029	326,937
Prepaid expenses and other current assets	223,284	237,205
Total Current Assets	2,238,596	2,053,055

Non-Current Assets
Tangible fixed assets	728,502	799,878
Intangible assets	311,938	290,558
Deferred tax assets	254,628	201,023
Long-term financial assets	657,557	929,030
Other long-term assets	122,178	133,302
Total Non-Current Assets	2,074,803	2,353,791
Total Assets	4,313,399	4,406,846

Liabilities
Current Liabilities
Trade and other payables	329,381	426,616
Short-term financial debts	29,338	34,527
Income taxes	119,234	166,861
Deferred income - current	32,663	33,128
Other current liabilities	924,745	225,143
Total Current Liabilities	1,435,361	886,275

Non-Current Liabilities
Long-term financial debts	602,179	640,892
Deferred tax liabilities	19,292	24,242
Deferred income - non current	140,928	157,004
Provisions and other long-term liabilities	259,490	261,728
Total Non-Current Liabilities	1,021,889	1,083,866
Total Liabilities	2,457,250	1,970,141

Minority Interests	953	3,343

Shareholders' Equity
Share capital	255,058	254,420
Share premium	1,050,758	1,023,332
Treasury shares	(984,426)	(987,489)
Retained earnings	1,517,512	2,020,425
Fair value and other reserves	7,657	56,829
Cumulative foreign currency translation adjustments	8,637	65,845
Total Shareholders' Equity	1,855,196	2,433,362

Total Liabilities, Minority Interests and Shareholders' Equity	4,313,399	4,406,846

The accompanying selected explanatory notes form an intergral part of these financial statements.

* Unaudited

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Consolidated Statement of Changes in Equity
	Share capital US$'000	Share premium US$'000	Treasury shares US$'000	Retained earnings US$'000	Fair value and other reserves US$'000	Cumulative foreign currency translation adjustments US$'000	Total shareholders' equity US$'000
Balance as of January 1, 2004:
As previously reported	253,895	1,002,991	(157,642)	1,669,700	22,711	88,535	2,880,190
Effect of revisions to IAS 39 Financial Instruments: Recognition and Measurement				(26,649)	33,137	(2,035)	4,453
Effect of IFRS 2 Share Based Payments				(2,947)		(258)	(3,205)
As restated *	253,895	1,002,991	(157,642)	1,640,104	55,848	86,242	2,881,438
Acquisition of treasury shares			(258,974)				(258,974)
Issue of share capital	464	18,311	3,189				21,964
Net income				237,244			237,244
Dividend - bearer shares				(71,096)			(71,096)
Dividend - registered shares				(28,258)			(28,258)
Fair value adjustments on available-for sales investments					(10,320)		(10,320)
Translation effects						(29,507)	(29,507)
Balance as of June 30, 2004 *	254,359	1,021,302	(413,427)	1,777,994	45,528	56,735	2,742,491

Balance as of January 1, 2005:
As previously reported	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878
Effect of revisions to IAS 39 Financial Instruments: Recognition and Measurement				(28,546)	33,347	(2,246)	2,555
Effect of IFRS 2 Share Based Payments		207		(15,528)		(1,750)	(17,071)
As restated *	254,420	1,023,332	(987,489)	2,020,425	56,829	65,845	2,433,362
Issue of share capital	638	19,036	3,063				22,737
Issue of call options on Serono shares				94			94
Fair value of stock options on Serono shares that have vested		8,390					8,390
Net loss				(392,625)			(392,625)
Dividend - bearer shares				(76,992)			(76,992)
Dividend - registered shares				(33,390)			(33,390)
Recognition of unrealized loss on available-for-sale investment					8,440		8,440
Fair value adjustments on available-for sales investments					(51,898)		(51,898)
Fair value adjustments on financial instruments					(5,714)		(5,714)
Translation effects						(57,208)	(57,208)
Balance as of June 30, 2005 *	255,058	1,050,758	(984,426)	1,517,512	7,657	8,637	1,855,196

The accompanying selected explanatory notes form an intergral part of these financial statements.

* Unaudited

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Consolidated Cash Flow Statments

Six months ended June 30	2005* US$'000	2004* US$'000

(Loss) / Income before taxes and minority interests	(412,300)	281,405
Reversal of non-cash items
Depreciation and amortization	68,093	65,905
Financial income	(25,828)	(32,029)
Financial expense	16,010	12,361
Legal provision	725,000	--
Other non-cash items	(16,925)	11,281
Cash Flows From Operating Activities Before Working Capital Changes	354,050	338,923

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income	(73,180)	(2,802)
Trade accounts receivable and other receivables	(18,180)	(26,532)
Inventories	4,739	5,942
Prepaid expenses and other current assets	(14,289)	(13,858)
Taxes paid	(76,029)	(49,532)
Total working capital changes	(176,939)	(86,782)
Net Cash Flows From Operating Activities	177,111	252,141

Investment in tangible fixed assets	(76,267)	(85,810)
Proceeds from disposal of tangible fixed assets	2,203	3,159
Purchase of intangible and other long-term assets	(47,686)	(9,936)
Purchase of available-for-sale investments	(171,825)	(837,588)
Proceeds from sale of available-for-sale investments	607,453	302,126
Interest received	59,084	53,363
Net Cash Flows From Investing Activities	372,962	(574,686)

Acquisition of treasury shares	--	(258,974)
Proceeds from issue of Serono shares	11,055	10,333
Proceeds from exercise of options on Serono shares	4,534	677
Proceeds from issue of options on Serono shares	263	--
Increase in long-term financial debt	32,694	17,339
Repayment of long-term financial debt	--	(5,436)
Change in short-term financial debt	(4,728)	2,301
Other non-current liabilities	(7,942)	(5,319)
Interest paid	(2,062)	(2,591)
Dividends paid	(110,382)	(99,354)
Net Cash Flows From Financing Activities	(76,568)	(341,024)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,740)	(1,444)
Net lncrease/(Decrease) in Cash and Cash Equivalents	471,765	(665,013)

Cash and cash equivalents at the beginning of period	275,979	1,003,972
Cash and cash equivalents at the end of period	747,744	338,959

The accompanying selected explanatory notes form an intergral part of these financial statements.

* Unaudited

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Selected explanatory notes to the interim consolidated financial statements (unaudited)

1. Accounting principles
The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting). The accounting policies used in the preparation of the interim consolidated financial statements are consistent with those used by Serono in its annual consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements. These consolidated financial statements were approved for issuance on July 14th, 2005 by Serono S.A.'s board of directors.

2. Adoption of International Accounting Standards
On January 1, 2005, the group adopted revisions that were made to International Accounting Standard 39 Financial Instruments: Recognition and Measurement ("IAS 39"). Under the revised version of IAS 39, the definition of objective evidence related to the impairment of available-for-sale investments has been expanded such that any significant or prolonged decline in the fair value of an available-for-sale investment below its cost is objective evidence of impairment. Management considers "significant" to mean at least 25% of the cost of an investment and "prolonged" to mean more than six months. Accordingly, several of the group's equity investments were impaired in prior years under the revised definition of objective evidence.

The revisions to IAS 39 must be applied retrospectively, and as a result, opening retained earnings as of January 1, 2004 and 2005 have been adjusted as if this standard had always been in use. Reported other expense for the twelve months ended December 31, 2000, 2001 and 2002 has been increased by $19.3 million, $7.2 million and $14.8 million respectively, while other expense for the twelve months ended December 31, 2003 has been decreased by $10.2 million. Net income for the twelve months ended December 31, 2000, 2001 and 2002 has been decreased by $18.5 million, $5.3 million and $12.8 million, respectively, while net income for the twelve months ended December 31, 2003 has been increased by $10.0 million.

Shareholders equity as of January 1, 2004 and 2005 has been updated to incorporate the impact of the revisions made to IAS 39. Retained earnings as of January 1, 2004 and 2005 have been reduced by $26.6 million and $28.5 million, which is net of income taxes in the amounts of $4.5 million and $2.6 million, respectively. Fair value and other reserves as of January 1, 2004 and 2005 have been increased by $33.1 million and $33.3 million, respectively.

The group also adopted International Financial Reporting Standard 2 Shares-Based Payment starting January 1, 2005, which must be applied to all grants of shares, stock option or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005. As a result, other operating expense reported for the twelve months ended December 31, 2003 and 2004 has been increased by $2.9 million and $12.6 million, respectively. Other operating expense for the six months ended June 30, 2004 has been increased by $4.7 million. Net income for the above periods has been decreased by the same amounts respectively.

Retained earnings as of January 1, 2004 and 2005 have been reduced by $2.9 million and $15.5 million, respectively.

3. Segment information - geographical segment
	Europe	North America	Middle East, Africa and Eastern Europe	Asia- Pacific, Oceania and Japan	Latin America	Unallocated	Total
Six months ended June 30, 2005	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Product sales	542,476	401,430	93,680	63,447	61,867	-	1,162,900
Royalty and license income	96,599	902	17,736	-	-	-	115,237
Total revenues	639,075	402,332	111,416	63,447	61,867	-	1,278,137

Operating loss before unallocated expenses	(441,596)	206,292	24,638	17,681	33,574	(50,555)	(209,966)
Corporate research and development expenses	-	-	-	-	-	(240,578)	(240,578)
Operating loss							(450,544)

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Selected explanatory notes to the interim consolidated financial statements (unaudited)

	Europe	North America	Middle East, Africa and Eastern Europe	Asia-Pacific, Oceania and Japan	Latin America	Unallocated	Total
Six months ended June 30, 2004	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Product sales	463,496	389,260	87,794	59,734	55,051	-	1,055,335
Royalty and license income	78,324	606	10,430	-	-	-	89,360
Total revenues	541,820	389,866	98,224	59,734	55,051	-	1,144,695

Operating income before unallocated expenses	210,133	213,260	28,624	18,528	27,404	(46,921)	451,028
Corporate research and development expenses	-	-	-	-	-	(194,067)	(194,067)
Operating income							256,961

Unallocated items represent income, expenses or corporate coordination functions which are not directly attributable to specific geographical segments. Product sales are based on the country in which the customer is located while royalty and license income is based on the country that receives the royalty. There are no sales or other transactions between the business segments.

4. Available-for-sale investments
In the second quarter of 2005, the group has sold its investment in Celgene for total net proceeds of $37.1 million resulting in a gain on sale of $30.0 million which is reported as other income. The group originally paid $10.1 million for an investment in Signal Pharmaceuticals, a company which was eventually acquired by Celgene. The group received shares in Celgene in exchange for it shares in Signal, which at the time of exchange had a total value of $34.4 million. The adjusted cost of the group's investment in Celgene was $7.1 million after the recognition of $27.3 million in impairment losses that have been recognized in prior years as described in note 2.

The group has recognized total unrealized losses on its investment in CancerVax during the first six months of 2005 of $8.4 million reported as a reduction of other income. The total original cost of the investment in CancerVax was$12.0 million, which was acquired as part of an in-licensing agreement for the development and commercialization of Canvaxin™. Included within the original cost was a premium of $0.7 million that was reported as research and development expense in 2004. The adjusted cost of the investment after the recognition of losses is $2.8 million and corresponds to the closing share price of CancerVax as of June 30, 2005.

5. Taxes
Tax income recognized for the six months ended June 30, 2005 includes $64.5million in deferred tax income from the recognition of exceptional litigation expense and related costs that was recorded during the period as disclosed in note 13 legal proceedings. The tax rate for the six months ended June 30, 2005, after removing the impact of the provision for exceptional litigation expense and related costs, is 14.1%.

6. Loss per share
Basic loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares outstanding during the period presented. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total number of issued shares.

	Six months ended June 30
	2005	2004
	US$000	US$000
Net (loss) / income attributable to bearer shareholders	(273,861)	170,445
Net (loss) / income attributable to registered shareholders	(118,764)	66,799
Total net (loss) / income	(392,625)	237,244

Weighted average number of bearer shares outstanding	10,158,113	11,240,537
Weighted average number of registered shares outstanding	11,013,040	11,013,040

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Selected explanatory notes to the interim consolidated financial statements (unaudited)
	Six months ended June 30
	2005	2004
	US$	US$
Basic (loss) / earnings per share
Bearer shares	(26.96)	15.16
Registered shares	(10.78)	6.07
American depositary shares	(0.67)	0.38

Basis earnings per share for the three months ended June 30, 2005 was $12.02 compared to $8.52 for the three months ended June 30, 2004, which includes the impact from the retrospective application of IFRS 2 Share-based Payment that resulted in a $3.6 million reduction of net income reported in 2004.

Diluted loss per share
For diluted loss per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The effect of outstanding stock options and the convertible bond are both anti-dilutive.

Fully diluted earnings per share for the three months ended June 30, 2005 was $11.90 compared to $8.49 for the three months ended June 30, 2004, which also includes the impact from the retrospective application of IFRS 2 Share-based Payment that resulted in a $3.6 million reduction of net income reported in 2004. Diluted earnings per share for the three months ended June 30, 2005 includes the dilutive impact of outstanding stock options that are in the money as well as the conversion of the convertible bond that would result in the issuance of an additional 448,595 bearer shares (2004: 449,409).

7. Share capital
	As of June 30, 2005
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,768,819	CHF25	294,221	186,273
Total			404,351	255,058

Authorized share capital - bearer	1,400,000	CHF25	35,000	27,288
Conditional share capital - bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	28,302
Conditional share capital - bearer for stock options	696,007	CHF25	17,400	13,566

	As of December 31, 2004
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,738,175	CHF25	293,455	185,635
Total			403,585	254,420

Authorized share capital - bearer	1,400,000	CHF25	35,000	30,905
Conditional share capital - bearer for option and/or convertible bonds	1,452,000	CHF25	36,300	32,053
Conditional share capital - bearer for stock options	726,651	CHF25	18,166	16,041
The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

8. Treasury shares

There were 1,611,434 treasury shares held by the group as of January 1, 2005. During the first six months ended June 30, 2005 no additional treasury shares were acquired (2004: 410,259 treasury shares for a total consideration of CHF327.5 million or $259.0 million). During the first six months of 2005, 5,766 treasury shares were granted to employees (6,648 shares in 2004), as part of the employee share purchase plan whereby shares purchased under the plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In addition, 988 treasury shares were issued upon the exercise of director stock options.

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Selected explanatory notes to the interim consolidated financial statements (unaudited)

In May 2004, a new Share Buy Back Plan was authorized to acquire CHF750.0 million in bearer shares over a maximum period of five years. The shares acquired under this Share Buy Back Plan, 962,435 bearer shares, will be cancelled in July 2005. The total number of treasury shares held as of June 30, 2005 is 1,604,680.

9. Distribution of earnings

The proposed gross dividend in respect of 2004 of CHF3.60 gross (2003: CHF3.20) per registered share, CHF9.00 gross (2003: CHF8.00) per bearer share or CHF 0.23 gross (2003: CHF0.20) per American depositary share, was approved by shareholders at the Serono Annual General Meeting held on April 26, 2005. The dividend equivalent to $110.4 million was subsequently paid on April 29 and has been accounted for an appropriation of retained earnings in the six months ended June 30, 2005.

10. Stock option plan

Employee stock option plan
Stock options are granted to senior management of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share ("ADS") of Serono S.A. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is generally equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant.

Movements in the number of employee bearer stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
		average		average
	Bearer	exercise	Bearer	exercise
	options	price CHF	options	price CHF
Outstanding as of January 1	346,446	995	277,782	1,068
Granted	91,465	859	93,920	792
Exercised	(7,885)	615	(1,480)	578
Cancelled	(12,450)	1,110	(12,094)	1,126
Outstanding as of June 30	417,576	969	358,128	996

Movements in the number of employee ADS stock options outstanding are as follows:

	2005		2004
		Weighted		Weighted
		average		average
	ADS	exercise	ADS	exercise
	options	price US$	options	price US$
Outstanding as of January 1	1,066,800	15.54	20,000	16.51
Granted	834,200	17.73	1,081,400	15.52
Exercised	(5,550)	15.55	-	-
Cancelled	(143,800)	15.82	(37,200)	15.55
Outstanding as of June 30	1,751,650	16.56	1,064,200	15.54

During the first six months ended June 30, 2005, 7,885 bearer stock options (2004: 1,480 bearer stock options) were exercised yielding proceeds of CHF4.9 million or $3.9 million (2004: CHF0.9 million or $0.7 million). Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of June 30, 2005 is 211,320 options (2004: 326,516 options).

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Selected explanatory notes to the interim consolidated financial statements (unaudited)

Director stock option plan
Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant ratably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. There were 5,200 options granted (2004: 5,200) to directors during the first six months ended June 30, 2004 and 2005. In addition, 1,320 options were exercised during 2005 yielding total proceeds of CHF0.7 million. No director stock options have been cancelled. There are 24,600 director stock options outstanding as of June 30, 2005 (2004: 20,720 director stock options) with a weighted average exercise price of CHF770 (2004: CHF755).

During the period, the group has recognized compensation expense related to the fair value of stock options granted to employees and directors in the amount of $8.8 million (2004: $4.7 million) as required under International Financial Reporting Standard 2 Share-based Payment. This compensation expense is reported as other operating expense.

11. Share purchase plans

Employee share purchase plan
The group has an employee share purchase plan ("ESPP") covering substantially all of its employees. The ESPP is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at the date of the beginning of the plan period and the purchase date. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee's annual salary. During the first half 2005, 20,940 bearer shares (2004: 20,301 bearer shares) were issued to employees at a price of CHF630 per share (2004: CHF654 per share). As of June 30, 2005, a total of $5.6 million (2004: $5.3 million) in contributions was held by the group to be used to purchase bearer and American depositary shares on behalf of employees in January 2006. The accrued compensation cost from the discount to be offered to employees based on the contributions held as of June 30, 2005 was $1.7 million (2004: $0.5 million).

Shares purchased under the ESPP that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. In January 2005, 5,766 bearer shares (2004: 6,648 bearer shares) were distributed to employees. The accrued compensation cost for the six months ended June 30, 2005 related to the matching shares that will be distributed in January 2006 is $2.1 million (2004: $2.1 million) and is calculated based on the number of matching shares multiplied by the quarter-end share price.

Director share purchase plan
During 2003, the group initiated a share purchase plan reserved for its Board of Directors ("DSPP"). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders ("AGM") and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. During the first six months ended June 30, 2005, 1,348 bearer shares (1,518 in 2004) were issued to the directors that participate in the plan.

12. Principal shareholders

As of June 30, 2005, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 53.87% of the capital and 67.18% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.51% of the capital and 8.61% of the voting rights of Serono S.A.

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Selected explanatory notes to the interim consolidated financial statements (unaudited)

13. Legal proceedings

The group's principal U.S. subsidiary, Serono, Inc., received a subpoena in 2001 from the U.S. Attorney's office in Boston, Massachusetts requesting that it produce documents for the period from 1992 to the present relating to Serostim. During 2002, Serono, Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the U.S. Attorney's subpoena. As part of an ongoing, industry-wide investigation by the states and the federal government into the setting of average wholesale prices and commercial practices, other pharmaceutical companies have received similar subpoenas. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the U.S. Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono has cooperated fully with the investigation and continues to do so. Although no final agreement has been reached, the company's discussions with the US Attorney's office have advanced to a point where it is now appropriate to take a provision that management believes will be sufficient to cover resolution of the investigation related to Serostim. A provision in the amount of $725.0 million ($660.5 million after-tax) in connection with these investigations has been charged against the 2005 earnings. The company believes that the provision will be fully utilized before the end of the year.

-end-

Reconciliation of "Adjusted" Earnings Guidance to IFRS Earnings Guidance for the Year Ending December 31, 2005
(In thousands)

	Low	High
"Adjusted" earnings guidance	$520,000	$540,000

Known adjustments to arrive at IFRS earnings guidance
Litigation expense and related costs (1)	(725,000)	(725,000)
Tax impact on litigation expense and related costs (1)	64,525	64,525
Gain on sale of investment (2)	29,963	29,963
Tax impact on gain on sale of investment (2)	(1,439)	(1,439)
Impairment loss on investment (3)	(8,440)	(8,440)

IFRS earnings guidance	$(120,391)	$(100,391)

(1)	To exclude the provision for the amount of $725.0 million ($660.5 million after-tax) from the investigation related to Serostim. The provision has been reported within operating expenses.

(2)	To exclude the gain in the amount of $30.0 million ($28.5 million after-tax) from the sale of the investment in Celgene. The gain has been reported as other income.

(3)	To exclude the impairment loss recognized for the amount of $8.4 million on the investment in CancerVax. The impairment loss has been reported against other income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

July 20, 2005	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer